EXHIBIT 99.1

MOGO INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL CONVERTIBLE DEBENTURE INDENTURE

Dated May 27, 2020

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND AMENDMENTS TO INDENTURE.		4
1.1	Definitions.	4
1.2	Amendments to Indenture and Initial Debentures.	4
1.3	Subordination Agreement	8

ARTICLE 2 ADDITIONAL MATTERS.		9
2.1	Applicable Law.	9
2.2	Further Assurances.	9
2.3	Execution.	9

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SECOND SUPPLEMENTAL
CONVERTIBLE DEBENTURE INDENTURE

THIS SECOND SUPPLEMENTAL CONVERTIBLE DEBENTURE INDENTURE (the “Second Supplemental Indenture”) made as of the 27th day of May, 2020,

BETWEEN:

MOGO INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in Vancouver, British Columbia (the “Trustee”)

WHEREAS Mogo Finance Technology Inc. (“Old Mogo”) and the Trustee entered into a convertible debenture indenture dated June 6, 2017 (the “Indenture”), governing the terms of the convertible debentures issuable by Old Mogo from time to time (the “Debentures”);

AND WHEREAS, upon completion of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), effective at 12:01 a.m. on June 21, 2019 (the “Effective Time”), the Corporation expressly assumed the obligations of Old Mogo under the Debentures and the Indenture and the performance or observance of every covenant and provision of the Indenture and the Debentures required on the part of Old Mogo, pursuant to an indenture supplemental to the Indenture dated June 21, 2019 (the “First Supplemental Indenture”), and Old Mogo was relieved of all obligations and covenants under the Indenture and the Debentures;

AND WHEREAS in order to support the security granted by the Corporation in support of all obligations and covenants under the Indenture and the Debentures, the Corporation and the Trustee will enter into an amended and restated subordination agreement substantially in the form attached as Schedule “E” hereto pursuant to Section 9.12 of the Indenture;

AND WHEREAS Section 18.1(e) of the Indenture provides that the Corporation and the Trustee may enter into an indenture supplemental to the Indenture for the purpose of, inter alia, giving effect to any Extraordinary Resolution (as defined in the Indenture) passed as provided in Article 15 of the Indenture;

AND WHEREAS the holders of the Initial Debentures (as defined in the Indenture) (the “Initial Debentureholders”) have duly passed an Extraordinary Resolution to provide for the extension and amendment of the Initial Debentures, and to enter into this Second Supplemental Indenture with the Trustee to amend the terms of the Indenture and the Initial Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed, including an Extraordinary Resolution of the Initial Debentureholders, to authorize the execution and delivery of this Second Supplemental Indenture and the other documents contemplated therein, by the Corporation, to make the same effective and binding upon the Corporation and to amend the Initial Debentures;

AND WHEREAS the Trustee has agreed to enter into this Second Supplemental Indenture, and the Trustee has agreed to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders of the Initial Debentures issued pursuant to the Indenture, as modified by the First Supplemental Indenture and this Second Supplemental Indenture, from time to time;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

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NOW THEREFORE that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

1.2	Amendments to Indenture and Initial Debentures

(a)	This Second Supplemental Indenture is supplemental to the Indenture, and the Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Indenture and the Initial Debentures as if all the provisions of the Indenture, the First Supplemental Indenture and this Second Supplemental Indenture were contained in one instrument.

(b)	Section 1.1(g) of the Indenture is hereby deleted and replaced with the following:

(g) “Alternative Interest Payment Date VWAP” means the greater of: (i) the volume weighted average trading price of the Shares, calculated by dividing the total value of the volume of Shares traded on the TSX for the 20 trading days ending on the fifth day prior to the payment of interest in Shares in accordance with Section 2.4(e) or 2.14(b)(ii), as applicable; and (ii) the lowest price (including permitted discounts) at which the TSX will permit the issuance of Shares at the relevant time, having regard to the “market price” (as such term is defined in the TSX Company Manual) of the Shares at the relevant time;

(c)	Section 1.1(r) of the Indenture is hereby deleted and replaced with the following:

(r) “Change of Control” means (i) any amalgamation, plan of arrangement, take-over bid, share-for-share exchange, merger, corporate reorganization, or other transaction pursuant to which voting securities of the Corporation are issued or the issued and outstanding voting securities of the Corporation are exchanged for or converted into another class of security or securities or the securities of another corporation or entity and pursuant to which the shareholders of the Corporation immediately prior to such transaction both: (y) hold fewer than fifty percent (50%) of the issued and outstanding voting securities of the Corporation or the successor corporation or other entity, as the case may be, immediately following such transaction, and (z) receive cash consideration for such transaction; or (ii) any conveyance, transfer, sale, lease or other disposition of all of the Corporation’s and the Corporation’s Subsidiaries assets and properties, taken as a whole;

(d)	Section 1.1(x) of the Indenture is hereby deleted and replaced with the following:

(x) “Conversion Price” means the dollar amount for which each Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 4, and without limiting the generality of the foregoing, the Conversion Price in effect on the date hereof for each Share to be issued on conversion of the Initial Debentures is $2.75 (subject to adjustment as provided herein);

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(e)	Section 1.1(kkk) of the Indenture is hereby deleted and replaced with the following:

(kkk) “Interest Payment Date” means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable computed on the basis of a 365 day year, unless otherwise specified herein, and which for the Initial Debentures shall, until and including May 31, 2020, be semi-annual payments in arrears on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment to fall due on May 31, 2020 (which for greater certainty, shall be in respect of interest accrued for the period commencing on November 30, 2019 to May 30, 2020), and after May 31, 2020 shall be quarterly payments in arrears on February 28, May 31, August 31 and November 30 of each year, in each case computed on the basis of a 365 day year;

(f)	Sections 2.4(b), 2.4(c), 2.4(d), 2.4(e), 2.4(g) and 2.4(h)(i) of the Indenture are hereby deleted and replaced with the following:

(b) The Initial Debentures shall be dated as of the Closing Date and shall mature on May 31, 2022 (the “Maturity Date” for the Initial Debentures).

(c) The Initial Debentures shall bear interest from and including the Closing Date at the rate of 10% per annum (based on a year of 365 days), payable (i) until but not including May 31, 2020, payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment to fall due on May 31, 2020; and (ii) beginning and after May 31, 2020, payable in arrears in quarterly payments on February 28, May 31, August 31 and November 30 of each year, the first such payment to fall due on August 31, 2020 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2022 or an earlier date of prepayment, repurchase or conversion, in each case payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually until but not including May 31, 2020 and compounded quarterly beginning and after May 31, 2020, computed in each case on the basis of a 365 day year. Each payment of interest on the Initial Debentures will include interest accrued for the period commencing on and including the immediately preceding Interest Payment Date (or, if none, the initial issuance date of the Initial Debentures) to but excluding the next following Interest Payment Date (or prepayment, repurchase or conversion date, as the case may be). The record dates for the payment of interest on the Initial Debentures will be the close of business on the sixth Business Day prior to each Interest Payment Date.

(d) Upon and subject to the terms and conditions of this Indenture, including Article 4, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase (the earlier of which will be the “Time of Expiry” for the purposes of Section 2.4(d) and Article 4 in respect of the Initial Debentures) at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 363.636 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15) on such Debentures, payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion. The Conversion Notice for the Initial Debentures shall be substantially in the form of Schedule B. To the extent a conversion is a conversion in part only of the Initial Debentures as contemplated by Section 4.2, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Initial Debentures not converted and be applicable to the next succeeding Time of Expiry. Notwithstanding any other provision of this Indenture, in the event that a Debentureholder exercises its conversion rights contemplated by this Section 2.4(d) and Article 4 less than five Business Days in advance of the Time of Expiry, the Trustee and the Corporation shall use their respective commercially reasonable efforts to deliver cash and/or Freely Tradable Shares, as the case may be, to such Debentureholder as soon as reasonably practicable following receipt of the Conversion Notice.

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A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Offer pursuant to the provisions of Section 2.4(h) may be surrendered for conversion only upon the withdrawal of such notice in accordance with this Indenture.

(e) Upon and subject to the terms and conditions of this Indenture, including Article 5 and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 125% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 (the “Early Conversion”), the Corporation shall be entitled to convert the principal amount of any Debentures in whole or in part into Freely Tradable Shares at the Conversion Price, subject to adjustment in accordance with Section 4.4, and accrued and unpaid interest on such Debentures at the Alternative Interest Payment Date VWAP (the Conversion Price and the Alternative Interest Payment Date VWAP so used in this Section 2.4(e) together, the “Early Conversion Price”), less any taxes required to be deducted in accordance with Section 2.15. The Early Conversion Notice for the Initial Debentures shall be substantially in the form of Schedule C. If, prior to the delivery of a conversion notice by the Corporation, a Debentureholder has elected to convert its Debentures in whole or in part, then the Corporation’s conversion notice will be deemed to be void, but without prejudice to the Corporation’s right to deliver further notice(s) of intention to convert any or all of such Debentureholder’s Debentures remaining outstanding. Early conversion is subject to a minimum conversion amount of $5,000. If regulatory or stock exchange approval to pay interest in Freely Tradable Shares on an early conversion is not obtained, subject to the Subordination Agreement, such interest will be paid in cash.

(g) Upon and subject to the terms and conditions of this Indenture, including Article 8, the Corporation will on the Maturity Date repay the indebtedness represented by the Initial Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Initial Debentures which have matured together with accrued and unpaid interest thereon. Subject to regulatory approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with accrued and unpaid interest by issuing Freely Tradable Shares to such Debentureholders (less any taxes required to be deducted in accordance with Section 2.15). If the Corporation elects to exercise such option, it shall provide details in the Conversion Notice or deliver a maturity notice (the “Maturity Notice”) to the holders of the Initial Debentures in substantially the form of Schedule E and provide the necessary details. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with accrued and unpaid interest by the Maturity Date VWAP. No fractional Freely Tradable Shares will be issued on maturity but in lieu thereof the Corporation shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

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(h) Subject to the Subordination Agreement, not less than 30 days prior to the consummation of a Change of Control, and subject to the provisions and conditions of this Section 2.4(h), the Corporation shall be obligated to offer to purchase all of the Initial Debentures then outstanding, subject to the exercise of conversion right of holders as set forth below. The terms and conditions of such obligation are set forth below:

(i) Not less than 30 days prior to the consummation of a Change of Control, the Corporation shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that a Change of Control may occur and specifying the date on which such Change of Control is then expected to occur and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Offer”) to:

(A)	purchase, on the Change of Control Purchase Date, all of the Initial Debentures then outstanding from the holders thereof at a price per Initial Debenture equal to 101% of the principal amount thereof (the “Offer Price”) plus unpaid interest (less any taxes required to be deducted in accordance with Section 2.15) on such Initial Debentures up to, but excluding, the Maturity Date (collectively, the “Total Offer Price”); or

(B)	convert, on the Change of Control Purchase Date, the Initial Debentures at the Conversion Price;

(g)	Section 4.3(e) of the Indenture is hereby deleted and replaced with the following:

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 4.3 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive, in addition to the applicable number of Shares (or cash in lieu thereof in accordance with Section 4.12) in respect of principal amounts, accrued and unpaid interest payable at the option of the Corporation in cash or Shares (less any taxes required to be deducted in accordance with Section 2.15) in accordance with Section 2.4(d) in respect thereof from the immediately preceding Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion. In addition, for clarity, Debentures surrendered for conversion following the close of business on any interest payment record date and before the close of business on the corresponding Interest Payment Date will receive the full, in the case of such corresponding Interest Payment Date being on or before May 31, 2020, semi-annual interest, or in the case of such corresponding Interest Payment Date being after May 31, 2020, quarterly interest, payable to the Holders of record on the corresponding Interest Payment Date, payable in cash or Shares on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion. For clarity, any Debenture submitted for conversion during the period when the register is closed shall be converted on the Business Day following such Interest Payment Date.

(h)	Section 4.4(l) of the Indenture is hereby deleted.

(i)	Section 5.4 of the Indenture is hereby deleted and replaced with the following:

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5.4	Debentures Due on Early Conversion Dates

Notice having been given as aforesaid, all the Debentures so called for Early Conversion shall thereupon be and become due and payable at the Early Conversion Price on the Early Conversion Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Early Conversion Date, if the Shares to be issued to redeem such Debentures shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(j)	Sections 5.6(a) and 5.6(d) of the Indenture are hereby deleted and replaced with the following:

5.6	Repayment of Early Conversion Price in Shares

(a) Subject to the receipt of any required regulatory approvals and the other provisions of this Section 5.6, the Corporation shall satisfy its obligation to pay all or any portion of the Early Conversion Price by issuing and delivering to holders on the Early Conversion Date that number of Freely Tradable Shares equal to the sum of (i) that number of Shares calculated by dividing the principal amount of Debentures by the Conversion Price; and (ii) that number of Shares calculated by dividing the accrued and unpaid interest on such Debentures by the Alternative Interest Payment Date VWAP, (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (the “Early Share Conversion Right”).

(d) No fractional Freely Tradable Shares shall be delivered upon the exercise of the Early Share Conversion Right but, in lieu thereof, notwithstanding Section 4.5, the Corporation shall pay to the Trustee for the account of the holders, the cash equivalent thereof determined on the basis of the Early Conversion Price (less any taxes required to be deducted in accordance with Section 2.15).

(k)	Each certificate representing the Initial Debentures outstanding immediately prior to the date of this Second Supplemental Indenture shall thereafter be deemed to include the amendments made hereunder. A replacement certificate may be issued by the Corporation in exchange for such outstanding certificate, in the form of Global Debenture attached as Schedule “A” hereto. The Form of Conversion Notice, Form of Early Conversion Notice, and Form of Maturity Notice attached to the First Supplemental Indenture are each replaced with Schedule “B”, Schedule “C”, and Schedule “D” hereto, respectively.

(l)	The Indenture, as supplemented by the First Supplemental Indenture, is and shall remain in full force and effect with regards to all matters governing it and the Debentures, except as the Indenture is further amended, superseded, modified or supplemented by this Second Supplemental Indenture, and the Indenture, as amended and supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, is in all respects confirmed.

1.3	Subordination Agreement

With the execution of the Second Supplemental Indenture, the Corporation and the Trustee agree, in accordance with Section 9.12 of the Indenture, to enter into an amended and restated subordination agreement substantially in the form attached as Schedule “E” hereto pursuant to Section 9.12 of the Indenture.

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ARTICLE 2
ADDITIONAL MATTERS

2.1	Applicable Law

This Second Supplemental Indenture shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. The Corporation hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

2.2	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Second Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Second Supplemental Indenture and carry out its provisions.

2.3	Execution

This Second Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Second Supplemental Indenture by facsimile or any other electronic format (including “pdf” or “tiff” files) shall be effective as delivery of a manually executed counterpart of this Second Supplemental Indenture.

{Remainder of page intentionally left blank. Signature page follows.}

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IN WITNESS WHEREOF the parties hereto have executed these presents by the hands of their proper officers.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	"Alice Kollen"
Name:	Alice Kollen
Title:	Corporate Trust Officer

By:	"Alexa Kwan"
Name:	Alexa Kwan
Title:	Associate Trust Officer

MOGO INC.

By:	"Gregory Feller"
Name:	Gregory Feller
Title:	President and CFO

By:	"David Feller"
Name:	David Feller
Title:	CEO

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SCHEDULE “A”

FORM OF GLOBAL DEBENTURE

(INITIAL DEBENTURES)

BETWEEN MOGO INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF GLOBAL DEBENTURE

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE DATED AS OF THE 6th DAY OF JUNE, 2017 BETWEEN MOGO INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA, AS SUPPLEMENTED (THE “INDENTURE”). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MOGO INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

CUSIP •
ISIN •
No. •	$•

MOGO INC.

(A corporation continued and existing under the laws of the Province of British Columbia)

10% CONVERTIBLE SENIOR SECURED DEBENTURE

MOGO INC. (the “Corporation” or the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Indenture”) dated June 6, 2017, as amended by a first supplemental convertible debenture indenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May 27, 2020, between the Corporation and Computershare Trust Company of Canada (the “Trustee”), promises to pay to [ ] on May 31, 2022 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in the City of Vancouver in accordance with, and subject to the conditions of, the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later. The Initial Debentures shall bear interest from and including the Closing Date at the rate of 10% per annum (based on a year of 365 days) (i) until but not including May 31, 2020, payable in arrears in semi-annual payments (with the exception of the first interest payment which will include interest from and including the Closing Date) on May 31 and November 30 of each year, the first such payment to fall due on November 30, 2017 and the last such payment to fall due on May 31, 2020; and (ii) beginning and after May 31, 2020, payable in arrears in quarterly payments on February 28, May 31, August 31 and November 30 of each year, the first such payment to fall due on August 31, 2020 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier date of prepayment, repurchase or conversion of the Initial Debentures) to fall due on May 31, 2022 or an earlier date of prepayment, repurchase or conversion, in each case payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually until but not including May 31, 2020 and compounded quarterly beginning and after May 31, 2020, computed in each case on the basis of a 365 day year.

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Interest paid in cash hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque, or the making of such payment by other means, shall, to the extent of the sum represented thereby (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), satisfy and discharge all liability for such interest on this Initial Debenture or otherwise as contemplated by Section 2.14(b) of the Indenture.

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures (referred to herein as the “Initial Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $15,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents. In the event of any discrepancy between the terms in this Debenture and the Indenture, the Indenture shall prevail with respect to such discrepancy.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Upon and subject to the terms and conditions of the Indenture, including Article 4 of the Indenture, the principal amount of each Initial Debenture will be convertible into Freely Tradable Shares, at the option of the Debentureholder, at any time prior to the earlier of the close of business on the Business Day immediately preceding: (i) the Maturity Date of the Initial Debentures; (ii) if the Initial Debentures are called for prepayment, the date specified by the Corporation for prepayment of the Initial Debentures; (iii) if the Initial Debentures are called for Early Conversion, the date specified by the Corporation for Early Conversion of the Initial Debentures; or (iv) if subject to repurchase pursuant to a Change of Control, the date specified by the Corporation for repurchase, at a price per Freely Tradable Share equal to the Conversion Price, initially being a conversion rate of 363.636 Freely Tradable Shares per $1,000 principal amount of Debentures, subject to a minimum conversion amount of $5,000 and subject to adjustments for fractional interests in accordance with Section 4.4 of the Indenture. Upon a voluntary conversion by a Debentureholder, the Corporation may offer and such Debentureholder (in the Debentureholder’s discretion) may agree to the delivery of cash for all or a portion of the Initial Debentures converted in lieu of Freely Tradable Shares in accordance with Section 4.12 of the Indenture. Debentureholders converting their Debentures will be entitled to receive, in addition to the applicable number of Freely Tradable Shares (or cash in lieu), accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) on such Debentures payable at the option of the Corporation in cash or Freely Tradable Shares in accordance with Section 2.14(b)(ii) in respect thereof for the period from the last Interest Payment Date (or the Closing Date if there has not yet been an Interest Payment Date) up to, but excluding, the Date of Conversion.

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Upon and subject to the terms and conditions of the Indenture, including Article 5 of the Indenture and the Subordination Agreement, prior to the Maturity Date at any time that the 20-day VWAP on the TSX exceeds 125% of the Conversion Price and provided that no Event of Default has occurred and is continuing and subject to the satisfaction or waiver of the conditions of Section 5.6 of the Indenture, on not more than 60 days’ but not less than 30 days’ prior written notice to Debentureholders as provided for in Section 5.3 of the Indenture, the Corporation shall be entitled to convert Debentures in whole or in part, including any accrued but unpaid interest, into Freely Tradable Shares at the Early Conversion Price (which, for greater certainty, will be the Conversion Price in respect of the principal amount owing under such Debentures, subject to adjustment in accordance with Section 4.4 of the Indenture, and the Alternative Interest Payment Date VWAP in respect of accrued and unpaid interest on such Debentures).

Upon and subject to the terms and conditions of the Indenture, including Article 6 of the Indenture, and the Subordination Agreement and subject to regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the Closing Date and at any time prior to the Maturity Date, with not less than 30 days’ prior written notice to Debentureholders, the Corporation shall be entitled to prepay the principal amount of the Debentures in whole or in part, plus accrued interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture), in cash (the “Prepayment Price”), provided however, that if the Prepayment Date occurs: (i) within 24 months of the Closing Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the Prepayment Price and (2) the interest that would have accrued from the Prepayment Date to, but excluding, the day that is 24 months from the Closing Date; or (ii) after 24 months of the Closing Date but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the interest that would have accrued from the Prepayment Date to, but excluding, the Maturity Date in accordance with Section 6.5 of the Indenture.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus unpaid interest up to, but excluding, the Maturity Date (the “Change of Control Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an offer is made for the Initial Debentures and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the offer by or on behalf of the Offeror, associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms and for the same purchase price as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

Upon and subject to the terms and conditions of the Indenture, including Article 8 of the Indenture, subject to regulatory and stock exchange approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, the Corporation may, at its option and subject to the satisfaction or waiver of the conditions of Section 8.4 of the Indenture, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity, together with all accrued but unpaid interest thereon (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) by issuing Freely Tradable Shares to Debentureholders. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to regulatory and stock exchange approval and provided that no Event of Default has occurred and is continuing on maturity of the Initial Debentures, elect to satisfy its obligation to pay the principal amount of the Debentures which have matured together with interest by issuing Freely Tradable Shares to such Debentureholders. The number of Freely Tradable Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which have matured together with interest by the Maturity Date VWAP.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct secured obligation of the Corporation, and is subordinated in right of payment and in right of security, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

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The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Initial Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Vancouver and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture. The Initial Debentures are governed by the Indenture. If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF MOGO INC. has caused this Debenture to be signed by its authorized representative this • day of •, •.

MOGO INC.

By:
Name:
Title:

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(FORM OF TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 10% Convertible Senior Secured Debentures
referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

Date:

-15-

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $________ principal amount hereof*) of MOGO INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably appoints__________________________ as it’s attorney to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

If the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Debentures is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Trustee an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Trustee to such effect. Further to such transfer of Debentures, Debentures will have a U.S. Legend unless the Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

☐     If transfer is to a U.S. Person, check this box.

Dated: _______________________________

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
Guarantor’s Signature/Stamp	)	Name of Transferor

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REASON FOR TRANSFER – For US Citizens or Residents only (where the individual(s) or corporation receiving the securities is a US citizen or resident). Please select only one (see instructions below).

☐ Gift	☐ Estate	☐ Private Sale	☐ Other (or no change in ownership)

Date of Event (Date of gift, death or sale):	Face Value per Debenture on the date of event:

☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then-current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US CITIZENS OR RESIDENTS ONLY

Consistent with U.S. IRS regulations, Computershare is required to request cost basis information from U.S. securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized but, rather, the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

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SCHEDULE “B”

FORM OF CONVERSION NOTICE

TO:	MOGO INC. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May 27, 2020, among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Conversion Date”), upon the issuance of a number of Shares equal to the sum of (i) that number of Shares calculated by dividing the principal amount of Debentures by the Conversion Price, which Conversion Price is $• per Share as at the date hereof; and (ii) that number of Shares calculated by dividing the accrued and unpaid interest (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) on such Debentures by the Alternative Interest Payment Date VWAP, provided that in lieu of issuing such Shares in this sub-paragraph (ii), the Corporation may, at its option, elect to pay such accrued and unpaid interest in cash.

In accordance with the foregoing, the undersigned tenders herewith the Debentures, and, if applicable, directs that the Shares issuable upon a conversion be issued and delivered to the person indicated below. (If Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐     (A) the undersigned holder at the time of conversion of the Debentures (i) is not in the United States, (ii) is not a U.S. Person, (iii) is not converting the Debentures for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this conversion notice in the United States and (v) delivery of the underlying Shares will not be to an address in the United States; OR

☐     (B) the undersigned holder at the time of conversion of the Debentures (i) is (a) is the original U.S. purchaser who purchased the Debentures pursuant to the Corporation’s offering who delivered the Certificate of U.S. Purchaser attached to the subscription agreement in connection with its purchase of Debentures, (b) is converting the Debentures for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Debentures, and (c) is, and such disclosed principal, if any, is an institutional “accredited investor” as defined in Rule 501(a)(1),(2),(3)or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) at the time of exercise of these Debentures and the representations and warranties of the holder made in the original subscription agreement including the Certificate of U.S. Purchaser remain true and correct as of the date of exercise of these Debentures; OR

☐     (C) if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person converting for the account or benefit of a U.S. Person, (iv) executing or delivering this conversion notice in the United States or (v) requesting delivery of the underlying Shares in the United States, the undersigned holder has delivered to the Corporation and the Corporation’s transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to this conversion notice as Appendix “I” or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation) or such other evidence reasonably satisfactory to the Corporation to the effect that with respect to the Shares to be delivered upon conversion of the Debentures, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

The undersigned represents, warrants and certifies that the undersigned has complied with all of the conditions in the Indenture with respect to conversion have been met.

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It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

Notes:

1) Certificates will not be registered or delivered to an address in the United States unless Box B or Box C above is checked.

2) If Box C above is checked, holders are encouraged to consult with the Corporation and the Trustee in advance to determine that the legal opinion tendered in connection with the conversion will be satisfactory in form and substance to the Corporation and the Trustee. If Box B or Box C is checked the Shares will have a U.S. Legend unless Trustee and Corporation receive an opinion from Counsel of recognized standing that no U.S. Legend is required under the U.S. Securities Act and applicable state securities laws.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned acknowledges that the interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Conversion Date, unless payment of the Conversion Price shall not be made on presentation for surrender of such Debentures on or after the Conversion Date or prior to the setting aside of the Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the undersigned of the above-mentioned conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Conversion Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Conversion Date, the undersigned requires the Corporation shall, on the Business Day immediately prior to the Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

Dated:
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Shares are to be issued in the name of a person other than the holder the Form of Assignment attached to the Indenture must be completed and signature guaranteed as specified in that form.

(Print name in which Shares are to be issued, delivered and registered) Name:

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

-19-

SCHEDULE “C”

FORM OF EARLY CONVERSION NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

FORM OF EARLY CONVERSION NOTICE

To:	Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 5.3 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May 27, 2020, among the Corporation and Computershare Trust Company of Canada (the “Trustee”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be converted as of • (the “Early Conversion Date”), upon the issuance of a number of Shares equal to the sum of: (i) that number of Shares calculated by dividing the principal amount of Debentures by $2.75 per Share, subject to adjustments in accordance with Section 4.4 of the Indenture; and (ii) that number of Shares calculated by dividing the accrued and unpaid interest on such Debentures by the Alternative Interest Payment Date VWAP, subject to a minimum conversion amount of $5,000 principal amount of Initial Debentures being so converted (less any taxes required to be deducted in accordance with Section 2.15 of the Indenture) (collectively, the “Early Conversion Price”); provided, however, that if regulatory approval to pay interest in Freely Tradable Shares on an Early Conversion is not obtained prior to the close of business on the Business Day preceding the Early Conversion Date, subject to the Subordination Agreement, the Corporation shall pay such interest in cash.

The Early Conversion Price will be payable upon presentation and surrender of the Debentures called for conversion at the following office:

•

Attention: •

The interest upon the principal amount of Debentures called for conversion shall cease to be payable from and after the Early Conversion Date, unless payment of the Early Conversion Price shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Early Conversion Date or prior to the setting aside of the Early Conversion Price pursuant to the Indenture.

No fractional Shares shall be delivered upon the exercise by the Corporation of the above-mentioned Early Conversion right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Early Conversion Price (less any tax required to be deducted, if any).

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In this connection, upon presentation and surrender of the Debentures for payment on the Early Conversion Date, the Corporation shall, on the Business Day immediately prior to the Early Conversion Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled.

DATED:

MOGO INC.

By:
Name:
Title:

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SCHEDULE “D”

FORM OF MATURITY NOTICE

MOGO INC.

10% CONVERTIBLE SENIOR SECURED DEBENTURES

MATURITY NOTICE - PAYMENT BY WAY OF SHARES

To:	Holders of 10% Convertible Senior Secured Debentures (the “Debentures”) of Mogo Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 8.1 of the debenture indenture (the “Indenture”) dated June 6, 2017 as amended by a first supplemental convertible debenture indenture dated June 21, 2019 and a second supplemental convertible debenture indenture dated May 27, 2020 among the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), that the Debentures are due and payable as of May 31, 2022 (the “Maturity Date”) and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date, together with all accrued and unpaid interest thereon, by issuing and delivering to the holders that number of Freely Tradable Shares equal to the number obtained by dividing such principal amount of the Debentures and accrued and unpaid interest thereon by the Maturity Date VWAP, less withholding.

The payment of Freely Tradable Shares on the Maturity Date will be payable upon presentation and surrender of the Debentures at the following office:

Attention: •

The interest upon the principal amount of Debentures shall cease to be payable from and after the Maturity Date, unless payment of the Freely Tradable Shares shall not be made on presentation for surrender of such Debentures at the above-mentioned office on or after the Maturity Date.

No fractional Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Trustee, at its principal trust office in the City of Vancouver for delivery to and on account of the holders, of certificates or book entry system customer confirmations representing the Freely Tradable Shares to which holders are entitled together with the cash equivalent in lieu of fractional Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradable Shares, cash representing the balance of the principal amount and premium (if any) and interest due on the Maturity Date.

DATED:

MOGO INC.

By:
Name:
Title:

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SCHEDULE “E”

FORM OF AMENDED AND RESTATED SUBORDINATION AGREEMENT

Please see attached.

-23-

AMENDED AND RESTATED SUBORDINATION AGREEMENT

THIS AMENDED AND RESTATED SUBORDINATION AGREEMENT is made as of the 27th day of May, 2020 between DB FSLF 50 LLC, as agent for and on behalf of itself and each of the other Lenders (as hereafter defined) (together with its successors and assigns, the “Agent”), COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of the Holders (as hereafter defined) (together with its successors and assigns, the “Trustee”), and MOGO INC. (together with its successors and assigns, the “Borrower”);

WHEREAS the Agent, the Trustee and the Borrower entered into a subordination agreement dated as of June 21, 2019 (the “Original Subordination Agreement”);

AND WHEREAS the parties desire to amend and restate the Original Subordination Agreement with effect from the date hereof;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto make the following covenants, acknowledgments and agreements.

1. Defined Terms. Terms used but not defined elsewhere in this Agreement (including the recitals hereto) shall have the following meanings:

(a)	“Agent” has the meaning ascribed thereto in the recitals to this Agreement;

(b)	“Agreement” means this amended and restated subordination agreement;

(c)	“Borrower” has the meaning ascribed thereto in the recitals to this Agreement;

(d)	“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, the Province of Ontario or the Province of British Columbia on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close;

(e)	“Credit Agreement” mean the Amended and Restated Revolving Credit and Guarantee Agreement dated as of July 16, 2019 among MFTI, Mogo Inc., Mogo Financing (Ontario) Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., the Agent and the Lenders, as amended by that First Amendment Agreement dated as of December 31, 2019, as further amended by that Second Amendment Agreement dated as of March 30, 2020, as may be further amended, modified or restated from time to time;

(f)	“Credit Documents” means the Credit Agreement, the Senior Security and all other agreements, instruments, guarantees or documents executed and delivered to any Senior Party in connection therewith or otherwise in connection with the Senior Debt;

(g)	“Debentures” means any debentures or other instruments evidencing indebtedness of the Borrower issued by the Borrower pursuant to the Indenture;

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(h)	“First Supplemental Indenture” means the first supplemental indenture dated June 21, 2019 to the Original Indenture pursuant to which the Borrower assumed all the obligations of MFTI under the Original Indenture;

(i)	“Holders” means all Persons who from time to time are the holders of or have an interest in the Debentures;

(j)	“Indenture” means the Original Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture;

(k)	“Lenders” means the lenders from time to time party to the Credit Agreement;

(l)	“MFTI” means Mogo Finance Technology Inc.;

(m)	“Original Indenture” means the trust indenture dated as of the June 6, 2017 between the Trustee and MFTI;

(n)	“Permitted Payments” means the regularly scheduled (i) until and including May 31, 2020, semi-annual payments of interest and (ii) after May 31, 2020, quarterly payments of interest, in each case, on account of the Debentures paid to the Subordinate Parties in accordance with the terms and conditions provided in Section 10;

(o)	“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities;

(p)	“Second Supplemental Indenture” means the second supplemental indenture dated May 27, 2020 to the Original Indenture;

(q)	“Senior Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor, surety or guarantor, matured or not and at any time owing by the Borrower or MFTI to any Senior Party including, without limitation, pursuant to the Credit Agreement or any of the other Credit Documents;

(r)	“Senior Parties” means the Agent and the Lenders;

(s)	“Senior Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower or MFTI to any Senior Party which secures payment and/or performance of the Senior Debt;

(t)	“Subordinate Debt” means all indebtedness, liabilities and obligations of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor or surety, matured or not and at any time owing by the Borrower or any of its Subsidiaries to any Subordinate Party pursuant to the Indenture or Debentures;

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(u)	“Subordinate Parties” means the Trustee and the Holders;

(v)	“Subordinate Security” means all liens, charges, pledges, security interests, hypothecs and other security agreements of any nature or kind, now or hereafter granted by the Borrower or any of its Subsidiaries to any Subordinate Party which secures payment and/or performance of the Subordinate Debt;

(w)	“Subsidiaries” means any corporation or other entity controlled directly or indirectly by the Borrower; and

(x)	“Trustee” has the meaning ascribed thereto in the recitals to this Agreement.

2. Interpretation. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section or Annex shall be to a Section or Annex hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context requires otherwise (a) reference to any Person include that Person’s successors and assignees, (b) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements, or modifications set forth herein or therein), and (c) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time.

3. Subordination and Postponement. The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Debt is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respects to the prior indefeasible repayment in full by the Borrower of all the Senior Debt. The Borrower and the Trustee, for itself and on behalf of each other Subordinate Party, hereby covenant and agree that all Subordinate Security is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respect to the Senior Security. Without limiting the generality of the foregoing, the deferment, postponement and subordination of the Subordinate Debt and the Subordinate Security contained herein shall be effective notwithstanding:

(a)	the date of any advances secured by the Senior Security;

(b)	the dates of default or the date or dates of crystallization of any floating charge under the Senior Security;

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(c)	the perfection or lack of perfection of any of the Senior Security;

(d)	the enforceability of the Credit Agreement or any other Credit Document;

(e)	the order of registration of any liens or security interests with respect to the Senior Security and the Subordinate Security; and

(f)	the rules of priority established under applicable law.

4. Repayment of Subordinate Debt. Until the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated, other than Permitted Payments, no direct or indirect distribution, payment (including, but not limited to, principal, interest, premiums and fees (but excluding any fees or disbursements owing to the Trustee)), prepayment or repayment on account of, or other distribution in respect of, the Subordinate Debt shall be made by, or on behalf of, the Borrower or received by, or on behalf of, any Subordinate Party. Any such payment made shall constitute an immediate “Event of Default” (as defined in the Credit Agreement) and shall be subject to the trust provisions of Section 11 hereof. Notwithstanding the foregoing, the Borrower may at any time and from time to time convert all or part of the Subordinate Debt into common shares of the Borrower pursuant to the terms of the Indenture.

5. Restriction on Enforcement. No Subordinate Party shall take any steps whatsoever to enforce the Subordinate Security or to enforce payment of the Subordinate Debt (including, without limitation, notice of default, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such steps, the Senior Debt has been indefeasibly paid in full and the Credit Agreement has been terminated.

6. Subordinate Security. The Trustee, for itself and on behalf of each other Subordinate Party, covenants in favour of the Senior Parties that during the term of this Agreement it will not take or accept from the Borrower or rely upon any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security delivered to the Trustee prior to or on the date hereof. The Borrower covenants in favour of the Senior Parties that during the term of this Agreement it will not provide to any Subordinate Party any security for the payment of or performance of the Subordinate Debt other than the Subordinate Security provided to the Trustee prior to or on the date hereof. The Trustee, for itself and on behalf of each other Subordinate Party, represents and warrants that as of the date hereof the only security that the Subordinate Parties have received from the Borrower is pursuant to the Indenture.

7. No Objection. No Subordinate Party shall take, or cause or permit any other Person to take on its behalf, any steps whatsoever whereby the priority, perfection or validity of any of the Senior Security or the rights of the Senior Parties hereunder, under the Credit Agreement or under any other Credit Document shall be delayed, defeated, impaired or diminished, and without limiting the generality of the foregoing, no Subordinate Party shall challenge, object to, compete with or impede in any manner any act taken or proceeding commenced by any of the Senior Parties in connection with the enforcement by the Agent or the Lenders of the Senior Security.

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8. Application of Proceeds. The Trustee, for itself and on behalf of each other Subordinate Party, and the Borrower acknowledge that all and every part of the Senior Security is held by the Agent or the Lenders as security for all and every part of the Senior Debt and the Senior Parties may apply as a permanent reduction any monies received, whether from the enforcement of and realization upon any or all of the Senior Security or otherwise, to any part of the Senior Debt as the Senior Parties, in their sole discretion, may determine appropriate in accordance with the provisions of the Credit Agreement.

9. Liquidation, Dissolution, Bankruptcy, etc.

(a)

In the event of distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Borrower, or the proceeds thereof, to creditors in connection with the bankruptcy, reorganization, liquidation or winding-up of the Borrower or in connection with any composition with creditors or scheme of arrangement to which the Borrower is a party (each an “Insolvency Proceeding”), the Senior Parties shall be entitled to receive payment in full (including interest accruing to the date of receipt of such payment at the applicable rate provided for in the Credit Agreement whether or not allowed as a claim in any such proceeding) of the Senior Debt before any Subordinate Party is entitled to receive any direct or indirect payment or distribution of any cash or other assets of the Borrower on account of the Subordinate Debt, and the Senior Parties shall be entitled to receive directly, for application in payment of such Senior Debt (to the extent necessary to pay all Senior Debt in full alter giving effect to any substantially concurrent payment or distribution to the Senior Parties in respect of the Senior Debt), any payment or distribution of any kind or character, whether in cash or other assets, which shall be payable or deliverable upon or with respect to the Subordinate Debt. To the extent any payment of Senior Debt (whether by or on behalf of the Borrower, as proceeds of security or enforcement of any right of set-off or otherwise) is declared to be a fraudulent preference or otherwise preferential, set aside or required to be paid to a trustee, receiver or other similar person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other person, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

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(b)

In order to enable the Senior Parties to enforce their rights hereunder in any of the actions or proceedings described in this Section 9, upon the failure of any Subordinate Party to make and present, on a timely basis, a proof of claim against the Borrower on account of the Subordinate Debt or other motion or pleading as may be expedient or proper to establish such Subordinate Party’s entitlement to payment of any Subordinate Debt, the Senior Parties are hereby irrevocably authorized and empowered, in their discretion and at the Subordinate Parties’ expense, to make and present for and on behalf of such Subordinate Party such proofs of claims or other motions or pleadings and, to the extent that any amount remains outstanding under the Senior Debt, to demand, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Senior Debt. The Subordinate Parties shall not exercise any voting right or other privilege that it may have from time to time in any of the actions or proceedings described in this Section 9 in favour of any plan, proposal, compromise, arrangement or similar transaction that would defeat: (i) the right of the Senior Parties to receive payments and distributions otherwise payable or deliverable upon or with respect to the Subordinate Debt so long as any Senior Debt remains outstanding; or (ii) the obligation of any Subordinate Party to receive, hold in trust, and pay over to the Senior Parties certain payments and distributions as contemplated by Section 11. Additionally, each Subordinate Party shall, upon receipt of written notice from the Agent, thereafter vote any claim that it may have in an Insolvency Proceeding in the manner so instructed by the Agent on behalf of the Senior Parties.

(c)

The parties agree that (i) the Senior Security and the Subordinate Security constitute two separate and distinct grants of security; and (ii) because of, among other things, their differing rights in the property of the Borrower, the Senior Debt is fundamentally different from the Subordinated Debt and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency Proceeding.

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10. Permitted Payments to Subordinate Parties. Notwithstanding any other provisions of this Agreement, the parties agree that the Borrower may make and the Subordinate Parties may receive regularly scheduled (i) until and including May 31, 2020, semi-annual payments of interest and (ii) after May 31, 2020, quarterly payments of interest, each on account of the Debentures in accordance with the terms of the Indenture and interest payable to the Subordinated Parties in connection with a conversion of the Debentures pursuant to the Indenture, in each case and in all circumstances (including following a default or an event of default under the Indenture), in the form, and only in the form, of capital stock in the common equity of the Borrower. In addition, the Borrower may make and the Trustee or the Subordinate Parties may receive, from time to time, any other payment or principal on account of the Debenture which is expressly consented to in writing by the Agent. Any payment received by the Subordinate Parties in contravention of this Section 10 shall be received in trust for the Agent and shall be paid over to the Agent forthwith upon receipt.

11. Payments Received by the Subordinate Parties. If, prior to the indefeasible payment in full of the Senior Debt, any Subordinate Party or any Person on its behalf shall receive any payment from or distribution of assets of the Borrower or on account of the Subordinate Debt, other than Permitted Payments, then such Subordinate Party shall, and shall cause such other Person to, receive and hold such payment or distribution in trust for the benefit of the Senior Parties and promptly pay the same over or deliver to the Agent in precisely the form received by such Subordinate Party or such other Person on its behalf (except for any necessary endorsement or assignment) and such payment or distribution shall be applied by the Agent to the repayment of the Senior Debt.

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12. Lenders’ Rights. The Senior Parties shall be entitled to deal with the Senior Security as they see fit and nothing herein shall prevent, restrict or limit the Agent or the Lenders in any manner from exercising all or any part of their rights and remedies otherwise permitted by applicable law upon any default under the Senior Security. Without limiting the generality of the foregoing:

(a)	the Senior Parties, in their absolute discretion or in the absolute discretion of any authorized officer or agent, and without diminishing the obligations of the Subordinate Parties hereunder, may grant time or other indulgences to the Borrower and any other Person or Persons now or hereafter liable to the Senior Parties in respect of the payment of the Senior Debt, and may give up, modify, vary, exchange, renew or abstain from taking advantage of the Senior Security in whole or in part and may discharge any part or parts of or accept any composition or arrangements or realize upon the Senior Security when and in such manner as the Senior Parties or any authorized officer or agent thereof may think expedient, and in no such case shall the Senior Parties be responsible for any neglect or omission with respect to the Senior Security or any part thereof;

(b)	no Subordinate Party shall be released or exonerated from its obligations hereunder by extension of time periods or any other forbearance whatsoever, whether as to time, performance or otherwise or by any release, discharge, loss or alteration in or dealing with all or any part of the Senior Debt and the Senior Security or by any failure or delay in giving any notice required under this Agreement, the Credit Agreement or any other Credit Document or any part thereof, the waiver by the Senior Parties of compliance with any conditions precedent to any advance of funds, or by any modification or alteration of the Credit Agreement or any other Credit Document or any part thereof, or by anything done, suffered or permitted by the Senior Parties, or as a result of the method or terms of payment under the Senior Debt or Senior Security or any part thereof or any assignment or other transfer of all or any part of the Credit Agreement or any other Credit Document of the Senior Debt or any part thereof;

(c)	the Senior Parties shall not be bound to seek or exhaust any recourse against the Borrower or any other Person or against the property or assets of the Borrower or any other Person or against any security, guarantee or indemnity before being entitled to the benefit of the Subordinate Parties’ obligations hereunder and the Senior Parties may enforce the various remedies available to them and may realize upon the various security documents, guarantees and indemnities or any part thereof, held by them in such order as the Senior Parties may determine appropriate in their sole discretion;

(d)	the Senior Parties shall not be required to provide the Subordinate Parties with any information relating to the financial condition of the Borrower;

(e)	the Senior Parties shall not be required to marshall in favour of the Subordinate Parties or any other Person the Senior Security or any other securities or any moneys or other assets which the Senior Parties may be entitled to receive or upon which the Senior Parties may have a claim; and

(f)	the Senior Parties shall be entitled to advance their own money in their sole discretion in order to preserve or protect the assets of the Borrower or any part thereof, and all such sums advanced shall constitute part of the Senior Debt and shall be secured by the Senior Security.

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13. No Waiver of Subordination Provisions. No right of the Senior Parties to enforce the subordination as provided in this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Borrower or by any act or failure to act by the Senior Parties or any agent of or trustee for the Senior Parties, or by any non-compliance by the Borrower with any of the agreements or instruments relating to the Subordinate Debt or the Senior Debt, regardless of any knowledge thereof which the Senior Parties may have or be otherwise charged with. Without limitation of the foregoing, but in no way relieving the Borrower of its obligations under this Agreement, the Senior Parties may, at any time and from time to time, without the consent of the Subordinate Parties and without impairing or releasing the subordination and other benefits provided in this Agreement or the obligations hereunder of the Subordinate Parties to the Senior Parties, do any one or more of the following:

(a)	amend, supplement, modify, restate or replace the Credit Agreement, or any of the Senior Security or any of the other Credit Documents;

(b)	sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner any assets pledged or mortgaged for or otherwise securing the Senior Debt or any liability of the Borrower or any liability incurred directly or indirectly in respect thereof;

(c)	settle or compromise any Senior Debt or any other liability of the Borrower (other than the Subordinate Debt) or any security thereof or any liability incurred directly or indirectly in respect thereof, and apply any sums by whomsoever paid and however realized to the Senior Debt in any manner or order; and

(d)	fail to take or to record or otherwise perfect or to preserve the perfection of any liens or security interest securing the Senior Debt, register or file specific postponements or subordinations, exercise or delay in or refrain from exercising any right or remedy against the Borrower and elect any remedy and otherwise deal freely with the Borrower.

No loss of or in respect of any of the Senior Security or otherwise or any carelessness or neglect by the Senior Parties in asserting their rights or any other thing whatsoever, including without limitation the loss by operation of law of any right of the Senior Parties against the Borrower or the loss or destruction of any security, shall in any way impair or release the subordination and other benefits provided by this Agreement.

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14. Waivers of the Subordinate Parties. Each Subordinate Party agrees that the Senior Parties have made no representations or warranties with respect to the due execution, legality, validity, completeness or enforceability of any agreement or instrument relating to the Credit Agreement or the Senior Debt or the collectability of the Senior Debt, that the Senior Parties shall be entitled to manage and supervise their loans and other financial accommodation to the Borrower in accordance with applicable law and their usual practices, modified from time to time as they deem appropriate in their sole discretion, or otherwise, without regard to the existence of any rights that any Subordinate Party may now or hereafter have in or to any of the assets of the Borrower, and that the Senior Parties shall have no liability to the Subordinate Parties for, and the Trustee, for itself and on behalf of each other Subordinate Party, hereby waives, any claims which any Subordinate Party may now or hereafter have against the Senior Parties out of, any and all actions which the Agent or the Lenders take or omit to take (including, without limitation, actions with respect to the creation, perfection or continuation of liens or security interest in any assets at any time securing payment of the Senior Debt, actions with respect to the occurrence of any default under any agreement or instrument relating to the Senior Debt, action with respect to the release or depreciation of, or failure to realize upon, any assets securing payment of the Senior Debt and actions with respect to the collection of any claims or all or any part of the Senior Debt from any account debtor, guarantor or any other Person) with respect to the Senior Debt and any agreement or instrument related thereto or with respect to the collection of the Senior Debt or the valuation, use, protection or release of any assets securing payment of the Senior Debt.

15. No Release. This Agreement shall remain in full force and effect without regard to, and the obligations of the Subordinate Parties hereunder shall not be released or otherwise affected or impaired by:

(a)	any exercise or non-exercise by any Senior Party of any right, remedy, power or privilege in the Credit Agreement, the Senior Security or any other Credit Document;

(b)	any waiver, consent, extension, indulgence or other action, inaction or omission by any Senior Party under or in respect of this Agreement, the Credit Agreement, the Senior Security or any other Credit Document;

(c)	any default by the Borrower under, any limitation on the liability of the Borrower on the method or terms of payment under, or any irregularity or other defect in, the Credit Agreement, the Senior Security or any other Credit Document;

(d)	the lack of authority or revocation hereof by any other party;

(e)	the failure of any Senior Party to file or enforce a claim of any kind;

(f)	any defence based upon an election of remedies by the Senior Parties which destroys or otherwise impairs the subrogation rights of any Subordinate Party or the right of any Subordinate Party to proceed against the Borrower for reimbursement, or both;

(g)	any merger, consolidation or amalgamation of any Subordinate Party or the Borrower into or with any other Person; or

(h)	any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting any Subordinate Party, the Borrower or any other Person.

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16. Subordinate Debt; No Amendment. The Borrower represents and warrants that attached hereto as Annex A is a true and complete copy of the Indenture, the Debentures and the Subordinate Security. Without the prior written consent of the Agent, neither the Indenture nor any Debentures or Subordinate Security shall be amended, supplemented or otherwise modified. The Borrower represents and warrants that as of the date hereof, the aggregate principal amount of the Subordinated Debt is $12,621,000 and the Borrower represents and warrants that as of the date hereof that no default exists in respect of the Subordinated Debt.

17. Authorization. The Trustee hereby represents and warrants to the Senior Parties that it has the power and capacity under the terms of the Indenture to execute and deliver this Agreement for and on behalf of the Holders.

18. Payment of Senior Debt. For purposes of this Agreement, the Senior Debt shall be considered to be paid in full when no further amounts are owing to the Senior Parties and all obligations of the parties under the Credit Agreement and each other Credit Document have been terminated.

19. Subordinate Debt Instruments. The Borrower covenants in favour of the Senior Parties that it will promptly deliver to the Agent a certified copy of any instrument evidencing the Subordinate Debt to which it becomes a party.

20. No Rights to Borrower. Nothing in this Agreement shall create any rights in favour of the Borrower and the covenants and agreements of the Senior Parties and the Subordinate Parties shall not be enforceable by the Borrower. No consent of the Borrower shall be necessary for any amendment to this Agreement by the Senior Parties and the Subordinate Parties in order to have effect as between the Senior Parties and the Subordinate Parties.

21. Subrogation. Until payment in full to the Senior Parties of the Senior Debt and the Credit Agreement has been terminated, the Trustee, for itself and on behalf of each other Subordinate Party, hereby irrevocably waives any claim or other rights which the Subordinate Parties may now have or may hereafter acquire against the Borrower that arise from the existence, payment, performance or enforcement of the Borrower’ s obligations under the Subordinate Debt, including any right of subrogation, reimbursement, exoneration or indemnification of the Holders, any right to participate in any claim or remedy of the Senior Parties against the Borrower which any Senior Party now has or hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from the Borrower, directly or indirectly, in cash or other property or by set-off or in any manner, payment of security on account of such claim or other rights. If any amount shall be paid to any Subordinate Party in violation of the preceding sentence and the Senior Debt shall not have been paid in cash in full, such amount shall be deemed to have been paid to such Subordinate Party for the benefit of, and held in trust for the Senior Parties, and shall forthwith be paid to the Agent to be credited and applied against the Senior Debt, whether matured or unmatured. The Borrower and each of the Subordinated Parties acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by the Credit Agreement and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits. The Agent acknowledges that the indemnifications by the Borrower, protections and rights of the Trustee as set forth in Article 17 of the Indenture shall not be subject to the terms of this Agreement. The Agent shall advise the Trustee in writing upon indefeasible repayment in full by the Borrower of all the Senior Debt.

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22. Concerning the Trustee. Computershare Trust Company of Canada has entered into this agreement and any document delivered in connection herewith in its capacity as trustee for the Holders. Whenever any reference is made in this agreement or in any document delivered in connection herewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee herein or therein are made and intended not as personal obligations of or by Computershare Trust Company of Canada or for the purpose or with the intention of binding Computershare Trust Company of Canada in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of Computershare Trust Company of Canada, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations hereunder or thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of Computershare Trust Company of Canada or of any predecessor or successor of Computershare Trust Company of Canada, with regard to the Trustee’s obligations hereunder.

23. No Marshalling. The Subordinate Parties hereby waive any right that they may have to require the Senior Parties to marshal in its favour.

24. Further Assurances and Paramountcy. The parties hereto shall forthwith, and from time to time, execute and do all deeds, documents and things which may be necessary or advisable, in the opinion of the Senior Parties and their counsel, to give full effect to the postponement and subordination of the rights and remedies of the Subordinate Parties in respect to the Subordinate Debt and the Subordinate Security to the rights and remedies of the Senior Parties in respect to the Senior Debt and the Senior Security, all in accordance with the intent of this Agreement. Notwithstanding the delivery for registration or filing of specific postponements or subordinations, this Agreement shall govern the priority between the Senior Security and the Subordinate Security and shall be paramount in that regard.

25. Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Senior Parties. None of the rights or obligations of any Subordinate Party or of the Borrower hereunder nor any interest thereof herein may be assigned or delegated without:

(a)	first obtaining from the proposed transferee, assignee or chargee an agreement whereby the proposed transferee, assignee or chargee agrees to be bound by the provisions hereof; and

(b)	the prior written consent of the Agent, not to be unreasonably withheld.

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26. Entire Agreement; Severability. This Agreement contains the entire agreement among the parties hereto with respect to the obligations, liabilities and assets of the Borrower. If any of the provisions of this Agreement shall be held invalid or unenforceable by any court having jurisdiction, this Agreement shall be construed as if not containing those provisions, and the rights and obligations of the parties hereto should be construed and enforced accordingly.

27. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

28. Termination. This Agreement shall terminate upon the earlier of:

(a)	the indefeasible repayment in full of the Senior Debt and the termination of the Credit Agreement, as confirmed in writing to the Trustee and the Borrower by the Agent; and

(b)	the written agreement of the Agent and the Trustee.

29. Counterparts. This Agreement may be executed in any number of counterparts, which when taken together shall constitute one and the same agreement.

30. Notices. Any notice to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) such notice at the address set forth in the signature pages of this Agreement, by sending such notice by prepaid registered mail to such address, or by electronic mail to the email address set forth in the signature pages of this Agreement. Any notice delivered shall be deemed to have been received upon delivery. Any notice mailed shall be deemed to have been received on the fifth day next following the registered mailing of such notice. Any email notice shall be deemed to have been received on transmission if sent before 4:00 p.m. Toronto time on a Business Day, and, if not, on the next business day following transmission.

31. Amendment and Restatement. This Agreement amends and restates in full the Original Subordination Agreement, with effect as of the date hereof. The parties hereto intend the amendments contained herein to be amendments to the Original Subordination Agreement and not to give rise to any novation or rescission of the Original Subordination Agreement, and the parties hereto intend to be governed by the Original Subordination Agreement as amended and not by a new agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

DB FSLF 50 LLC, as Agent

By:
Name:
Title:

[Redacted – Address Details]

Attention: [Redacted – Address Details]
Email: [Redacted – Address Details]

Signature Page to Subordination Agreement

S-1

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

[Redacted – Address Details]

Attention: [Redacted – Address Details]

Email: [Redacted – Address Details]

Signature Page to Subordination Agreement

S-2

MOGO INC.

By:
Name:
Title:

[Redacted – Address Details]

Attention: [Redacted – Address Details]

Email: [Redacted – Address Details]

Signature Page to Subordination Agreement

S-3